    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1997.

                                                    1933 ACT FILE NO. 333-22163
                                                    1940 ACT FILE NO. 811-07946
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                   FORM N-2

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933    [ ]
                        PRE-EFFECTIVE AMENDMENT NO.        [ ]
                        POST-EFFECTIVE AMENDMENT NO. 1     [X]
                                    AND/OR
                       REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940     [X]
                               AMENDMENT NO. 9             [X]
                       (CHECK APPROPRIATE BOX OR BOXES)

                     EV CLASSIC SENIOR FLOATING-RATE FUND
              --------------------------------------------------
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
              --------------------------------------------------
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 482-8260
      ------------------------------------------------------------------

                                ALAN R. DYNNER
                24 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
                ----------------------------------------------
                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

    If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

    It is proposed that this filing will become effective when declared effective pursuant to Section 8(c) of the Securities Act of 1933.

    Senior Debt Portfolio has also executed this Registration Statement.
================================================================================

    The limited purpose of this filing is to provide information about the election of the Registrant to adopt "Interval Fund" status in accordance with Rule 23c-3 under the Investment Company Act of 1940 and an exemptive order issued by the Securities and Exchange Commission (Release 40-22709; June 16,
1997). This information is set forth in a supplement to the Prospectus and a supplement to the Statement of Additional Information. The Prospectus and Statement of Additional Information were filed electronically pursuant to Rule 497(e) on May 1, 1997 (Accession No. 0000950156-97-000423) and the supplement dated June 1, 1997 to the Prospectus was filed electronically on May 30, 1997 (Accession No. 0000940394-97-000209) and are incorporated by reference herein.

                     EV CLASSIC SENIOR FLOATING-RATE FUND

                            CROSS REFERENCE SHEET
                          ITEMS REQUIRED BY FORM N-2
                          --------------------------

PART A
ITEM NO.         ITEM CAPTION                         PROSPECTUS CAPTION
--------         ------------                         ------------------
 1. ...........  Outside Front Cover             Cover Page
 2. ...........  Inside Front and Outside Back   Cover Pages
                   Cover Page
 3. ...........  Fee Table and Synopsis          Shareholder and Fund Expenses
 4. ...........  Financial Highlights            The Fund's Financial
                                                   Highlights
 5. ...........  Plan of Distribution            How to Buy Fund Shares; The
                                                   Lifetime Investing Account/
                                                   Distribution Options; Service
                                                   Plan
 6. ...........  Selling Shareholders            Not Applicable; Rescission
                                                   Offer
 7. ...........  Use of Proceeds                 Valuing Fund Shares;
                                                   Investment Policies and Risks
 8. ...........  General Description of the      Organization of the Fund and
                   Registrant                      the Portfolio
 9. ...........  Management                      Management of the Fund and
                                                   the Portfolio
10. ...........  Capital Stock, Long-Term Debt,  Organization of the Fund and
                   and Other Securities            the Portfolio; Valuing Fund
                                                   Shares; Management of the
                                                   Fund and the Portfolio
11. ...........  Defaults and Arrears on Senior  Not Applicable
                   Securities
12. ...........  Legal Proceedings               How the Fund and the
                                                   Portfolio Invest their Assets
13. ...........  Table of Contents of the        Table of Contents of the
                   Statement of Additional         Statement of Additional
                   Information                     Information

PART B                                                   STATEMENT OF
ITEM NO.         ITEM CAPTION                    ADDITIONAL INFORMATION CAPTION
--------         ------------                    ------------------------------
14. ...........  Cover Page                      Cover Page
15. ...........  Table of Contents               Table of Contents
16. ...........  General Information and         General Information and
                   History                         History; Other Information
17. ...........  Investment Objective and        Additional Information about
                   Policies                        Investment Policies;
                                                   Investment Restrictions
18. ...........  Management                      Trustees and Officers;
                                                   Investment Advisory and
                                                   Other Services
19. ...........  Control Persons and Principal   Control Persons and Principal
                   Holders of Securities           Holders of Shares
20. ...........  Investment Advisory and Other   Investment Advisory and Other
                   Services                        Services
21. ...........  Brokerage Allocation and Other  Portfolio Trading
                   Practices
22. ...........  Tax Status                      Taxes; Rescission Offer
23. ...........  Financial Statements            Financial Statements

                      EV CLASSIC SENIOR FLOATING-RATE FUND

   SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 21, 1997, AS REVISED MAY 1, 1997

    The following information amends and supplements the information set forth in the section "Tender Offer to Purchase Shares" in the Prospectus.

    From inception, the Fund's Board of Trustees has caused the Fund to make discretionary quarterly tender offers to repurchase a specific number of shares at the net asset value determined at the close of the tender offer. Although the Fund has conducted these offers quarterly since inception, there have been no assurances that the Fund would do so.

    On June 23, 1997, the Board of Trustees approved a new fundamental policy whereby the Fund commits to make regularly quarterly offers to repurchase shares of the Fund. The Board of Trustees of Senior Debt Portfolio, in which the Fund invests its assets, also approved this change for the Portfolio. Beginning in September, 1997, the Fund has committed to make regular quarterly offers (in MARCH, JUNE, SEPTEMBER and DECEMBER) to repurchase at least 5% and up to 25% of the shares then outstanding of the Fund. The repurchase price will be the net asset value (less any applicable early withdrawal charge) determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Under normal circumstances, it is expected that net asset value will be determined on the repurchase request deadline and payment for shares tendered will be made within 3 business days after a repurchase request deadline. During the period the offer to repurchase is open shareholders may obtain the current net asset value by calling 1-800-225-6265, option 2 (fund #132).

    At least 21 days prior to the repurchase request deadline the Fund will mail written notice to each shareholder setting forth the number of shares the Fund will repurchase, the repurchase request deadline and other terms of the offer to repurchase, and the procedures for shareholders to follow to request a repurchase.

    The Board of Trustees of the Portfolio and the Fund will determine the number of shares which the Fund will offer to repurchase each quarter. If more shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated, to increase the number of shares to be repurchased by 2% of the Fund shares outstanding; if there are still more shares tendered than are offered for repurchase, shares will be repurchased on a pro-rata basis. Shareholders may withdraw shares tendered for repurchase at any time prior to the repurchase request deadline.

    The commitment to make these quarterly offers to repurchase is a fundamental policy of the Fund which cannot be changed without the approval of shareholders. The Fund may suspend or postpone a repurchase offer only: (A) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code (see "Distribution and Taxes" in the Prospectus); (B) for any period during which the New York Stock Exchange or any market in which the securities owned by the Portfolio are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (C) for any period during which an emergency exists as a result of which disposal by the Portfolio of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Portfolio or Fund fairly to determine the value of its net assets; or (D) for such other periods as the Securities and Exchange Commission may by order permit for the protection of shareholders of the Fund.

June 23, 1997
                                                                        C-SFRPS2

                      EV CLASSIC SENIOR FLOATING-RATE FUND

    Supplement to Statement of Additional Information dated February 21, 1997 as revised May 1, 1997

    The following information amends and supplements the investment restricitons and policies in the section "Investment Restrictions".

    On June 23, 1997, the Board of Trustees approved a new fundamental policy to be effective September 1, 1997 as follows:

    The Fund, as a matter of fundamental policy which may not be changed without a vote of a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the Investment Company Act of 1940) and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the Act, shall make repurchase offers for its common shares of beneficial interest at periodic intervals of three months between repurchase request deadlines, such deadlines to be dates in the months of March, June, September and December determined by the Board of Trustees with the repurchase pricing date and time being not later than the close of business fourteen days after the repurchase request deadline (or the next business day if the 14th day is not a business day).

    In addition, on June 23, 1997, the Board of Trustees of Senior Debt Portfolio approved a new fundamental policy to be effective September 1, 1997, as follows:

    The Portfolio, as a matter of fundamental policy which may not be changed without a vote of a majority of the outstanding voting securities of the Portfolio (as defined in Section 2(a)(42) of the Investment Company Act of 1940) and in accord with the provisions of Rule 23c-3 (as amended from time to time) under the Act, shall make repurchase offers for its interests at periodic intervals of three months to each holder of its interests between repurchase request deadlines, such deadlines to be dates determined by the Board of Trustees in the months when each such holder conducts its periodic repurchases with the repurchase pricing date and time being not later than the close of business fourteen days after the repurchase request deadline (or the next business day if the 14th day is not a business day).

June 23, 1997                                                         C-SFRSAIS

                                    PART C

                              OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

            (1) FINANCIAL STATEMENTS:

                INCLUDED IN PART A:

                    Financial Highlights for the year ended December 31, 1996 and for the period from the start of business, February 24, 1995, to December 31, 1995

                INCLUDED IN PART B:

                  INCORPORATED BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 31, 1995 (ACCESSION NO. 0000950156-97-000159), FILED
                  ELECTRONICALLY PURSUANT TO SECTION 30(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940.

                  Financial Statements for EV CLASSIC SENIOR FLOATING-RATE FUND:
                        Statement of Assets and Liabilities as of December 31,
                          1996
                        Statement of Operations for the year ended December 31,
                          1996
                        Statement of Changes in Net Assets for the year ended
                          December 31, 1996 and for the period from the start of business, February 24, 1995, to December 31, 1995
                        Statement of Cash Flows for the year ended December 31,
                          1996
                        Financial Highlights for the year ended December 31,
                          1996 and for the period from the start of business, February 24, 1995, to December 31, 1995
                        Notes to Financial Statements
                        Independent Auditors' Report

                    Financial Statements for SENIOR DEBT PORTFOLIO:
                        Portfolio of Investments as of December 31, 1996 Statement of Assets and Liabilities as of December 31,
                          1996
                        Statement of Operations for the year ended December 31,
                          1996
                        Statement of Cash Flows for the year ended December 31,
                          1996
                        Statement of Changes in Net Assets for the year ended
                          December 31, 1996 and for the period from the start of business, February 22, 1995, to December 31, 1995
                        Supplementary Data for the year ended December 31, 1996
                          and for the period from the start of business, February 22, 1995, to December 31, 1995
                        Notes to Financial Statements
                        Independent Auditors' Report

            (2) EXHIBITS:

 (a) Amended and Restated Agreement and Declaration of Trust dated December 7, 1994 filed as Exhibit (a) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-64321) and Amendment No. 5 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-07946) filed with the Commission on November 16, 1995 (Amendment No. 5) and incorporated herein by reference.

 (b) Amended and Restated By-Laws filed as Exhibit (b) to Amendment No. 5 and incorporated herein by reference.

 (c)            Not applicable

 (d)            Not applicable

 (e)            Not applicable

 (f)            Not applicable

 (g)            Not applicable

 (h)            (a) Distribution Agreement dated November 1, 1996 filed
                    herewith.
                (b) Selling Group Agreement between Eaton Vance Distributors,
                    Inc. and Authorized Dealers filed as Exhibit (6)(b) to Post-Effective Amendment No. 61 to the Registration Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.
                (c) Schedule of Dealer Discounts and Sales Charges filed as
                    Exhibit (6)(c) to Post- Effective Amendment No. 59 to the Registration Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.

 (i) The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the Matter of Capital Exchange Fund, Inc., Release No. IC-20671 (November 1, 1994).

 (j)            (a) Custodian Agreement dated February 22, 1995 filed as Exhibit
                    (j) to Amendment No. 5 and incorporated herein by reference.
                (b) Amendment to Custodian Agreement dated October 23, 1995 filed as Exhibit (j)(b) to the Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-64321) and Amendment No. 6 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-07946) filed with the Commission on April 1, 1996 (Amendment No. 6) and incorporated herein by reference.

 (k)            (a) Administration Agreement dated February 22, 1995 filed as
                    Exhibit (k)(a) to Amendment No. 3 and incorporated herein by reference.
                (b) Service Plan dated February 22, 1995 filed as Exhibit (k)(b)
                    to Amendment No. 3 and incorporated herein by reference.

 (l) Opinion and Consent of Counsel dated March 10, 1997, filed as Exhibit (l) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-23031) and Amendment No. 8 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-07946) filed with the Commission on March 10, 1997 and incorporated herein by reference.

 (m)            (a) Consent of Independent Auditors for EV Classic Senior
                    Floating-Rate Fund filed herewith.

 (m)            (b) Consent of Independent Auditors for Senior Debt Portfolio
                    filed herewith.

 (n)            Not applicable

 (o)            Not applicable

 (p) Letter Agreement with Eaton Vance Management dated December 7, 1994 filed as Exhibit (p) to Amendment No. 5 and incorporated herein by reference.

 (q)            Not applicable

 (r) Power of Attorney for EV Classic Senior Floating-Rate Fund dated February 14, 1997 filed herewith.

 (s) Power of Attorney for Senior Debt Portfolio dated February 14, 1997 filed herewith.

ITEM 25.  MARKETING ARRANGEMENTS
    Not Applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
    The following table sets forth the approximate expenses incurred in connection with the offerings of Registrant:

Registration fees ....................................  $  998,151.30
National Association of Securities Dealers, Inc. Fees   $   91,500.00
Printing (other than stock certificates) .............  $   50,000.00
Engraving and printing stock certificates ............  $        0.00
Fees and expenses of qualification under state
   securities laws (excluding fees of counsel) .......  $   65,000.00
Accounting fees and expenses .........................  $    5,000.00
Legal fees and expenses ..............................  $   50,000.00
                                                        -------------
        Total ........................................  $1,259,651.30(1)
                                                        =============
(1)These amounts include expenses for the shares registered pursuant to the Registration Statements declared effective on February 21, 1995 (File No. 33-67118), May 5, 1995 (File No. 33-59143) and December 15, 1995 (File No.
   33-64321), February 21, 1997 (File No. 333-22163) and March 10, 1997 (File
   No. 333-23031).

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
    None.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

                          (1)                                    (2)
                     TITLE OF CLASS                    NUMBER OF RECORD HOLDERS
             Shares of beneficial interest                      43,051
                                                                as of
                                                          February 28, 1997

ITEM 29.  INDEMNIFICATION
    Article IV of the Registrant's Amended and Restated Agreement and Declaration of Trust dated December 7, 1994 permits Trustee and officer indemnification by By-Law, contract and vote. Article XI of the By-Laws contains indemnification provisions. Registrant's Trustees and officers are insured under a standard mutual fund errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their capacities as such.

    The distribution agreement of the Registrant also provides for reciprocal indemnity of the principal underwriter, on the one hand, and the Trustees and officers, on the other.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER
    Reference is made to the information set forth under the captions "Management of the Fund and the Portfolio" in the Prospectus and "Investment Advisory and Other Services" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which summary is incorporated herein by reference.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS
    All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, Investors Bank & Trust Company, 89 South Street, Boston, MA 02111, and its transfer agent, First Data Investor Services Group, 4400 Computer Drive, Westborough, MA 01581-5120, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, 24 Federal Street, Boston, MA 02110. Certain corporate documents of Senior Debt Portfolio (the "Portfolio") are also maintained by IBT Trust Company (Cayman), Ltd., The Bank of Nova Scotia Building, P.O. Box 501, George Town, Grand Cayman, Cayman Islands, British West Indies, and certain investor account, Portfolio and the Registrant's accounting records are held by IBT Fund Services (Canada) Inc., 1 First Canadian Place, King Street West, Suite 2800, P.O. Box 231, Toronto, Ontario, Canada M5X 1C8. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management and Boston Management and Research.

ITEM 32.  MANAGEMENT SERVICES
    None.

ITEM 33.  UNDERTAKINGS
    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

            (iii) To include any material information with respect to the service plan not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the continuous offering of the shares.

        (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on the 1st day of July, 1997.

                                 EV CLASSIC SENIOR FLOATING-RATE FUND

                                 By /s/ JAMES B. HAWKES
                                        --------------------------
                                        JAMES B. HAWKES, President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                            TITLE                                DATE
                ---------                                            -----                                ----
                                                            Trustee, President and
/s/ JAMES B. HAWKES                                           Principal Executive Officer              July 1, 1997
--------------------------------------
    JAMES B. HAWKES

                                                            Treasurer and Principal
                                                              Financial and Accounting
/s/ JAMES L. O'CONNOR                                         Officer                                  July 1, 1997
--------------------------------------
    JAMES L. O'CONNOR

                                                            Trustee and Vice
/s/ M. DOZIER GARDNER                                         President                                July 1, 1997
--------------------------------------
    M. DOZIER GARDNER

    DONALD R. DWIGHT*                                       Trustee                                    July 1, 1997
--------------------------------------
    DONALD R. DWIGHT

    SAMUEL L. HAYES, III*                                   Trustee                                    July 1, 1997
--------------------------------------
    SAMUEL L. HAYES, III

    NORTON H. REAMER*                                       Trustee                                    July 1, 1997
--------------------------------------
    NORTON H. REAMER

    JOHN L. THORNDIKE*                                      Trustee                                    July 1, 1997
--------------------------------------
    JOHN L. THORNDIKE

    JACK L. TREYNOR*                                        Trustee                                    July 1, 1997
--------------------------------------
    JACK L. TREYNOR

*By: /s/ ALAN R. DYNNER
------------------------------
         ALAN R. DYNNER
         Attorney-in-fact

                                  SIGNATURES

    Senior Debt Portfolio has duly caused this Amendment to the Registration Statement on Form N-2 of EV Classic Senior Floating-Rate Fund (File No. 333-22163) to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 23rd day of June, 1997.

                                 SENIOR DEBT PORTFOLIO

                                 By /s/ JAMES B. HAWKES
                                        --------------------------
                                        JAMES B. HAWKES, President

    Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities on the dates indicated.

                SIGNATURE                                            TITLE                               DATE
                ---------                                            -----                               ----
                                                            President,  Principal
                                                              Executive Officer and
/s/ JAMES B. HAWKES                                           Trustee                                 June 23, 1997
--------------------------------------
    JAMES B. HAWKES

                                                            Treasurer and Principal
                                                              Financial and Accounting
    JAMES L. O'CONNOR*                                        Officer                                 June 23, 1997
-------------------------------------
    JAMES L. O'CONNOR

/s/ DONALD R. DWIGHT                                        Trustee                                   June 23, 1997
--------------------------------------
    DONALD R. DWIGHT

/s/ M. DOZIER GARDNER                                       Trustee                                   June 23, 1997
--------------------------------------
    M. DOZIER GARDNER

/s/ SAMUEL L. HAYES, III                                    Trustee                                   June 23, 1997
--------------------------------------
    SAMUEL L. HAYES, III

/s/ NORTON H. REAMER                                        Trustee                                   June 23, 1997
--------------------------------------
    NORTON H. REAMER

/s/ JOHN L. THORNDIKE                                       Trustee                                   June 23, 1997
--------------------------------------
    JOHN L. THORNDIKE

/s/ JACK L. TREYNOR                                         Trustee                                   June 23, 1997
--------------------------------------
    JACK L. TREYNOR

*By: /s/ JAMES B. HAWKES
------------------------------
         JAMES B. HAWKES
         As attorney-in-fact

                                EXHIBIT INDEX

EXHIBITS             DESCRIPTION                                                                             PAGE
--------             -----------                                                                             ----

 (h)(a)              Distribution Agreement dated November 1, 1996
 (m)(a)              Consent of Independent Auditors for EV Classic Senior Floating-Rate Fund
 (m)(b)              Consent of Independent Auditors for Senior Debt Portfolio
 (r)                 Power of Attorney for EV Classic Senior Floating-Rate Fund dated February 14,
                     1997
 (s)                 Power of Attorney for Senior Debt Portfolio dated February 14, 1997
